77I.     TERMS OF NEW OR AMENDED SECURITIES

         The Board of Trustees approved the establishment of a new series, the `Large Cap Value Fund,' which began operations on March 6, 2006. The Fund seeks long-term growth of capital and income by investing at least 80% of its assets in common stocks of large cap companies. The Fund offers Class A shares (sold with a maximum sales charge of 5.75% and subject to 12b-1 distribution fees of up to 0.25% of average daily net assets) and Class C shares (sold without a sales charge and subject to 12b-1 distribution fees of up to 1.00% of average daily net assets).